Exhibit 13.2

TransAlta Corporation Third Quarter Report for 2017

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially. See the Forward-Looking Statements section of this MD&A for additional information.

This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of TransAlta Corporation as at and for the three and nine months ended Sept. 30, 2017 and 2016, and should also be read in conjunction with the audited annual consolidated financial statements and MD&A contained within our 2016 Annual Integrated Report. In this MD&A, unless the context otherwise requires, “we”, “our”, “us”, the “Corporation”, and “TransAlta” refers to TransAlta Corporation and its subsidiaries. Our condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) International Accounting Standards (“IAS”) 34 Interim Financial Reporting for Canadian publically accountable enterprises as issued by the International Accounting Standards Board (“IASB”) and in effect at Sept. 30, 2017. All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted. This MD&A is dated Oct. 31, 2017. Additional information respecting TransAlta, including its Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.transalta.com. Information on or connected to our website is not incorporated by reference herein.

Additional IFRS Measures and Non-IFRS Measures

An additional IFRS measure is a line item, heading, or subtotal that is relevant to an understanding of the financial statements but is not a minimum line item mandated under IFRS, or the presentation of a financial measure that is relevant to an understanding of the financial statements but is not presented elsewhere in the financial statements. We have included line items entitled gross margin and operating income (loss) in our Condensed Consolidated Statements of Earnings (Loss) for the three and nine months ended Sept. 30, 2017, and 2016. Presenting these line items provides management and investors with a measurement of ongoing operating performance that is readily comparable from period to period.

We evaluate our performance and the performance of our business segments using a variety of measures. Certain of the financial measures discussed in this MD&A are not defined under IFRS and, therefore, should not be considered in isolation or as an alternative to or to be more meaningful than net earnings attributable to common shareholders or cash flow from operating activities, as determined in accordance with IFRS, when assessing our financial performance or liquidity. These measures may not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Earnings before interest, taxes, depreciation, and amortization (“EBITDA”), comparable EBITDA, Funds from Operations (“FFO”), and “Free Cash Flow” (“FCF”) are non-IFRS measures. See the Reconciliation of Non-IFRS Measures and Discussion of Segmented Comparable Results sections of this MD&A for additional information.

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Forward-Looking Statements

This MD&A, the documents incorporated herein by reference, and other reports and filings made with securities regulatory authorities include forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements are presented for general information purposes only and not as specific investment advice. All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumptions were made and on management’s experience and perception of historical trends, current conditions, and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “project”, “forecast”, “foresee”, “potential”, “enable”, “continue”, or other comparable terminology. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors that could cause our actual performance to be materially different from that projected.

In particular, this MD&A contains forward-looking statements pertaining to: our business and anticipated future financial performance; our success in executing on our growth projects; the timing of the construction and commissioning of projects under development, including, the Brazeau Pumped Storage Project, Kent Hills 3 Wind Project, the Antelope Coulee Wind project, Garden Plain wind project, Tono Solar Project, and the conversion of our Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired generation to gas-fired generation, and their attendant costs and sources of funding; the retirement of Sundance Unit 1 and mothballing of Sundance Unit 2; the changes to capacity and emissions following the conversion to gas generation of Sundance Units 3 to 6 and Keephills Units 1 and 2; the compensation expected from the Balancing Pool in connection with the termination of the Alberta Power Purchase Arrangements; spending on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations, capital spending, and maintenance, and the variability of those costs; expected decommissioning costs; the acquisition by Fortescue Metals Group Ltd. (“FMG”) (as defined below) of the Solomon plant, including the timing and associated acquisition price; the section titled “2017 Financial Outlook”; the ability of Sundance Unit 2 to qualify for the 2019 capacity market auction; coal supply constraints for our facilities in Alberta and their impact on our mining costs and power generation at our Sundance coal-fired generating units 1 to 6 and Keephills units 1 to 3; the impact of certain hedges on future reported earnings and cash flows, including future reversals of unrealized gains or losses; dividend payout ratio; expectations related to future earnings and cash flow from operating and contracting activities (including estimates of full-year 2017 comparable EBITDA, FFO, FCF, and expected sustaining capital expenditures); expectations in respect of financial ratios and targets and the timing associated with meeting such targets (including FFO before interest to adjusted interest coverage, adjusted FFO to adjusted net debt, and adjusted net debt to comparable EBITDA); Canadian Coal Fleet availability; the anticipated financial impact to be realized from the commercial operation of the South Hedland power project; the Corporation’s plans and strategies relating to repositioning its capital structure and strengthening its balance sheet and the anticipated debt reductions during 2017 and beyond; expected governmental regulatory regimes and legislation including the Government of Alberta’s intended shift to a capacity market, renewable auctions and intention to support coal-to-gas conversions, Climate Leadership Plan, the expected impact on us and the timing of the implementation of such regimes and regulations, as well as the cost of complying with resulting regulations and laws; the expected results and impact of the Off-Coal Agreement (“OCA”) with the Government of Alberta on our business and financial performance; estimates of fuel supply and demand conditions and the costs of procuring fuel; the impact of load growth, increased capacity, and natural gas costs on power prices; expectations in respect of generation availability, capacity, and production; power prices in Alberta, Ontario, and Pacific Northwest for the remainder of 2017; expected financing of our capital expenditures; the anticipated financial impact of increased carbon prices (including under the existing Specified Gas Emitters Regulation) (“SGER”) in Alberta; expectations in respect of our environmental initiatives; our trading strategies and the risk involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; anticipated growth rates in our markets; our expectations regarding the outcome of existing or potential legal and contractual claims, regulatory investigations, and disputes; expectations regarding the renewal of collective bargaining agreements; expectations for the ability to access capital markets on reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the US dollar, the Australian dollar, and other currencies in which we do business; our exposure to liquidity risk; expectations in respect of the global economic environment and growing scrutiny by investors relating to sustainability performance; our credit practices; expected cost savings and payback periods following the implementation of our efficiency and productivity initiatives, including Project Greenlight; the estimated contribution of Energy Marketing activities to gross margin; expectations relating to the performance of TransAlta Renewables Inc.’s (“TransAlta Renewables”) assets; expectations regarding our continued ownership of common shares of TransAlta Renewables; the refinancing of our upcoming debt maturities over the next two years; expectations regarding our de-leveraging strategy; expectations in respect of our community initiatives; impacts of future IFRS standards and the timing of the implementation of such standards; and amendments or interpretations by accounting standard setters prior to initial adoption of those standards.

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Factors that may adversely impact our forward-looking statements include risks relating to: fluctuations in market prices, our ability to contract our generation for prices that will provide expected returns; the regulatory and political environments in the jurisdictions in which we operate; increasingly stringent environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions, including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather; disruptions in the source of fuels, water, sun, or wind required to operate our facilities; natural or man-made disasters; the threat of terrorism and cyberattacks and our ability to manage such attacks; equipment failure and our ability to carry out or have completed the repairs in a cost-effective or timely manner; commodity risk management; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; the need for additional financing and the ability to access financing at a reasonable cost and on reasonable terms; our ability to fund our growth projects; our ability to maintain our investment grade credit ratings; structural subordination of securities; counterparty credit risk; our ability to recover our losses through our insurance coverage; our provision for income taxes; outcomes of legal, regulatory, and contractual proceedings involving the Corporation; outcomes of investigations and disputes; reliance on key personnel; labour relations matters; development projects and acquisitions, including delays or changes in costs in the construction and commissioning of the Kent Hills 3 wind project; and the maintenance or adoption of enabling regulatory frameworks or the satisfactory receipt of applicable regulatory approvals for existing and proposed operations and growth initiatives, including as it pertains to coal-to-gas conversions.

The foregoing risk factors, among others, are described in further detail in the Governance and Risk Management section of this MD&A and under the heading “Risk Factors” in our 2017 Annual Information Form for the fiscal year ended Dec. 31, 2016.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events, or otherwise, except as required by applicable laws. In light of these risks, uncertainties, and assumptions, the forward-looking events might occur to a different extent or at a different time than we have described, or might not occur. We cannot assure that projected results or events will be achieved.

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Highlights

Consolidated Financial Highlights

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Revenues	588	620	1,669	1,680
Net earnings (loss) attributable to common shareholders	(27)	(12)	(45)	56
Cash flow from operating activities	201	228	545	622
Comparable EBITDA(1)	245	244	787	771
FFO(1)	196	163	585	535
FCF(1)	99	55	224	200
Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.09)	(0.04)	(0.16)	0.19
FFO per share(1)	0.68	0.57	2.03	1.86
FCF per share(1)	0.34	0.19	0.78	0.69
Dividends declared per common share	0.04	0.04	0.08	0.12

As at	Sept. 30, 2017	Dec. 31, 2016
Total assets	10,361	10,996
Net debt(2)	3,667	3,893
Total long-term liabilities	4,324	5,116

Comparable EBITDA was up $1 million for the three months ended Sept. 30, 2017, compared to the same period in 2016. During the quarter, we benefited from lower transportation costs on coal and higher prices on merchant and contracted revenues at US Coal, and we commissioned the South Hedland power project in Australia. Lower wind resources reduced revenue at our Wind and Solar operations during the quarter, while Energy Marketing returned to normal margins relative to the same period in 2016. At Canadian Coal, higher fuel costs caused by a higher expected strip ratio, lower equipment availability and lower productivity at our mine, and lower prices due to the rolling off of certain hedges, negatively impacted our results. This was partially offset by the Off-Coal Agreement (“OCA”) payment from the Government of Alberta and higher prices on our non-contracted generation in Alberta.

Comparable EBITDA was up $16 million for the nine months ended Sept. 30, 2017, compared to the same period in 2016, due to the settlement of the contract indexation dispute with the Ontario Electricity Financial Corporation (“OEFC”) relating to the Ottawa and Windsor generating facilities, totalling $34 million in the second quarter and the positive impact of the early shut down of our Mississauga gas plant in Ontario. We also commissioned the South Hedland power project during the third quarter. At US Coal, lower transportation costs on coal, favourable mark-to-market on economic hedges that do not qualify for hedge accounting and higher merchant and contracted revenues contributed to higher comparable EBITDA. Energy Marketing was impacted by unusual weather in the Northeast and the Pacific Northwest and delivered below expected performance in the first quarter of 2017. Our Canadian Coal results were impacted by higher fuel and purchased power due to higher coal costs caused by a higher strip ratio, lower equipment availability at our mine, and higher environmental compliance costs in 2017. Lower prices due to the rolling off of certain hedges also negatively impacted our results. This was partially offset by the OCA payments and higher prices on our non-contracted generation.

FFO for the three and nine months ended Sept. 30, 2017 was up $33 million and $50 million, respectively, compared to the same periods in 2016, driven by higher comparable EBITDA. The timing of sustaining capital expenditures and higher distributions paid to subsidiaries’ non-controlling interests negatively impacted our FCF during the second quarter of 2017.

(1)	These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Reconciliation of Non-IFRS Measures section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2)	Net debt includes current portion, amounts due under credit facilities, long-term debt, tax equity, and finance lease obligations, net of cash and the fair value of economic hedging instruments on debt. See the table in the Capital Structure and Liquidity section of this MD&A for more details on the composition of net debt.

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Reported net loss attributable to common shareholders for the third quarter of 2017 was $27 million ($0.09 loss per share) compared to a $12 million net loss ($0.04 loss per share) during the same period in 2016. Year-to-date, reported net earnings were down $101 million ($0.35 loss per share) due to lower EBITDA, a $20 million impairment charge recognized in the second quarter as a result of our decision to early retire Sundance Unit 1 at the end of 2017, and higher depreciation of $57 million due to the shortening of the useful lives of Keephills 3, Genesee 3, and, to a lesser extent, Sundance Unit 1. The $30 million of OCA payments recognized year-to-date partially offset these impacts.

Segmented Comparable EBITDA Results

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Comparable EBITDA
Canadian Coal	82	99	258	295
U.S. Coal	24	13	68	27
Canadian Gas	56	53	201	174
Australian Gas	45	32	108	96
Wind and Solar	26	32	136	129
Hydro	19	19	61	62
Energy Marketing	12	10	20	39
Corporate	(19)	(14)	(65)	(51)
Total comparable EBITDA	245	244	787	771

Significant Events

During the year, we continued to work on strengthening our balance sheet, improving our operating performance, and progressing our transition to clean power generation through the following initiatives:

▪	On July 28, 2017, we achieved commercial operation on our South Hedland power project. The project is expected to generate approximately $80 million of comparable EBITDA annually. See the Significant and Subsequent Events section of this MD&A for further details. On Aug. 1, 2017, TransAlta Renewables converted the Class B shares we owned into common shares, and also increased their monthly dividend by approximately 7 per cent.

▪	On Sept. 18, 2017, we received formal notice from the Balancing Pool for the termination of the Sundance B and C Power Purchase Arrangements (“Sundance PPAs”), effective March 31, 2018. See the Significant and Subsequent Events section of this MD&A for further details.

▪	During the second quarter, we entered into a long-term contract for the 17.25 MW Kent Hills 3 expansion project located in New Brunswick, which is expected to begin commercial operation in the fall of 2018. On Oct. 2, 2017, TransAlta Renewables’ indirect majority-owned subsidiary, Kent Hills Wind LP, closed a $260 million project level financing. The bonds issued as part of this financing are amortizing and bear interest at an annual rate of 4.454 per cent, payable quarterly and maturing Nov. 30, 2033. See the Significant and Subsequent Events section of this MD&A for further details.

▪	On July 24, 2017, TransAlta Renewables entered into a syndicated credit agreement giving it access to $500 million in direct borrowings, and we reduced our syndicated credit facility by the same amount. Our consolidated liquidity remains unchanged. Both facilities expire in 2021.

▪	In March 2017, we closed the sale of our 51 per cent interest in the Wintering Hills merchant wind facility for approximately $61 million. The sale reduced our merchant exposure in Alberta and the proceeds were used to repay debt.

▪	In April 2017, we announced the acceleration of our transition to gas and renewables generation with the retirement of Sundance Unit 1 and the mothballing of Sundance Unit 2 at the end of 2017, and the conversion of Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired generation to gas-fired generation between 2021 to 2023. The retirement of Sundance Unit 1 and mothballing of Sundance Unit 2 is not expected to have a material impact on our forecasted cash flow for 2018 and 2019. We received approval to extend the life of Sundance Unit 2 to the end of 2021 on coal. This unit will be available to qualify for the capacity market auctions in the 2019 timeframe.

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▪	During the second quarter, we settled the contract indexation dispute with the OEFC. The settlement consisted of a $34 million payment by the OEFC to TransAlta.

Adjusted Availability and Production

Adjusted availability for the three and nine months ended Sept. 30, 2017 was 86.5 per cent and 86.3 per cent, respectively, compared to 89 per cent and 89.3 per cent for the same periods in 2016. During the quarter and year-to-date, the main causes of the decreases were higher outages and derates at Canadian Coal and planned maintenance at our Sarnia facility. Windsor’s base to cycling conversion project also impacted the year-to-date availability. Lower availability had a minimal impact on our results due to current low prices in Alberta, the Pacific Northwest, and Ontario.

Production for the three and nine months ended Sept. 30, 2017 was 9,767 GWh and 26,526 GWh, respectively, compared to 10,769 GWh and 27,533 GWh for the same periods in 2016. The cessation of operations at our Mississauga gas plant effective Jan. 1, 2017, higher outages and derates at Canadian Coal, and lower wind resources were the main drivers of the production decrease in the third quarter of 2017. This was partially offset by higher generation from Australia due to the commissioning of South Hedland and stronger customer demand. On a year-to-date basis, US Coal had higher production compared to 2016 as a result of lower economic dispatching in the first quarter of 2017 due to slightly higher prices. Higher water resources at Hydro also contributed to higher production in 2017. Lower production at Canadian Coal was due to higher outages and derates. In accordance with the terms of Mississauga’s new contract with Ontario’s Independent Electricity System Operator (“IESO”), we continue to receive monthly capacity payments from the IESO until Dec. 31, 2018.

Electricity Prices

In Alberta, the average spot electricity prices for the three and nine months ended Sept. 30, 2017 increased compared to the same periods in 2016 as environmental compliance costs increased marginal costs to producers. Higher summer temperatures and low thermal availability also impacted prices. In the Pacific Northwest, during the third quarter of 2017, an exceptionally hot and dry summer resulted in stronger third quarter 2017 prices compared to 2016 and offset the lower prices in the second quarter of 2017 caused by abundant water resources.

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Funds from Operations and Free Cash Flow

FFO is an important metric as it provides a proxy for the amount of cash generated from operating activities before changes in working capital, and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FCF is an important metric as it represents the amount of cash generated by our business, before changes in working capital, that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends, or repurchase common shares. Changes in working capital are excluded so as to not distort FFO and FCF with changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period.

The table below reconciles our cash flow from operating activities to our FFO and FCF.

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Cash flow from operating activities	201	228	545	622
Change in non-cash operating working capital balances	(21)	(80)	(7)	(134)
Cash flow from operations before changes in working capital	180	148	538	488
Adjustments:
Decrease in finance lease receivable	14	13	44	42
Restructuring costs	-	1	-	1
Other	2	1	3	4
FFO	196	163	585	535
Deduct:
Sustaining capital	(40)	(62)	(173)	(187)
Productivity capital	(6)	(2)	(15)	(6)
Insurance recoveries of sustaining capital expenditures	-	1	-	1
Dividends paid on preferred shares	(10)	(10)	(30)	(32)
Distributions paid to subsidiaries' non-controlling interests	(38)	(35)	(136)	(111)
Other	(3)	-	(7)	-
FCF	99	55	224	200
Weighted average number of common shares outstanding in the period	288	288	288	288
FFO per share	0.68	0.57	2.03	1.86
FCF per share	0.34	0.19	0.78	0.69

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Comparable EBITDA

EBITDA is a widely adopted valuation metric and an important metric for management that represents our core business profitability. Interest, taxes, and depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, we reclassify certain transactions to facilitate the discussion on the performance of our business: i) certain assets we own in Canada and Australia are fully contracted and recorded as finance leases under IFRS. We believe it is more appropriate to reflect the payments we receive under the contracts as a capacity payment in our revenues instead of as finance lease income and a decrease in finance lease receivables. We depreciate these assets over their expected lives. ii) We also reclassify the deprecation on our mining equipment from fuel and purchased power to reflect the actual cash cost of our business in our comparable EBITDA. iii) In December 2016, we agreed to terminate our existing arrangement with the IESO relating to our Mississauga cogeneration facility in Ontario and entered into a new Non-Utility Generator Contract (the “NUG Contract”) effective Jan. 1, 2017. Under the new NUG Contract, we receive fixed monthly payments until December 31, 2018 with no delivery obligations. Under IFRS, for our reported results in 2016, as a result of the NUG Contract, we recognized a receivable of $207 million (discounted), a pre-tax gain of approximately $191 million net of costs to mothball the units, and accelerated depreciation of $46 million. In 2017 and 2018, on a comparable basis, we record the payments we receive as revenues as a proxy for operating income, and continue to depreciate the facility until Dec. 31, 2018. iv) On commissioning of South Hedland, we prepaid certain electricity transmission and distribution costs. Interest is earned on the prepaid funds. We reclassify this interest as reduction in the transmission and distribution costs expensed each period to reflect the net cost to the business.

A reconciliation of reported operating income to EBITDA and comparable EBITDA results for the three and nine months ended Sept. 30, 2017 and 2016, is set out below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Operating income	20	47	106	195
Depreciation and amortization	158	145	455	414
EBITDA	178	192	561	609

Comparable reclassifications
Finance lease income	15	16	47	49
Decrease in finance lease receivables	14	13	44	42
Mine depreciation	19	16	55	46
Australian interest income	1	-	1	-

Adjustments to earnings to arrive at comparable results:
Impacts to revenue associated with certain de-designated and economic hedges	-	6	2	24
Impacts associated with Mississauga recontracting(1)	18	-	57	-
Asset impairment charge	-	-	20	-
Restructuring expense	-	1	-	1
Comparable EBITDA	245	244	787	771

(1)	Impacts associated with Mississauga recontracting for the nine months ended Sept. 30, 2017 are as follows: Revenue ($72 million), fuel and purchased power de-designated hedges ($12 million), and operations, maintenance, and administration ($3 million).

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Discussion of Consolidated Financial Results

We evaluate our performance and the performance of our business segments using a variety of measures. Comparable figures are not defined under IFRS. Refer to the Reconciliation of Non-IFRS Measures section of this MD&A for further discussion of these items.

Reconciliation of Non-IFRS Measures

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Comparable EBITDA	245	244	787	771
Provisions	3	1	6	(6)
Interest expense	(58)	(57)	(171)	(172)
Unrealized (gains) losses from risk management activities	(5)	(7)	(19)	(6)
Current income tax recovery	(5)	(6)	(17)	(17)
Decommissioning and restoration costs settled	(5)	(7)	(12)	(15)
Realized foreign exchange gain (loss)	7	3	13	2
Capital insurance recoveries	-	(1)	-	(1)
Other	14	(7)	(2)	(21)
FFO	196	163	585	535
Deduct:
Sustaining capital	(40)	(62)	(173)	(187)
Productivity capital	(6)	(2)	(15)	(6)
Insurance recoveries of sustaining capital expenditures	-	1	-	1
Dividends paid on preferred shares	(10)	(10)	(30)	(32)
Distributions paid to subsidiaries' non-controlling interests	(38)	(35)	(136)	(111)
Other	(3)	-	(7)	-
FCF	99	55	224	200
Weighted average number of common shares outstanding in the period	288	288	288	288
FFO per share	0.68	0.57	2.03	1.86
FCF per share	0.34	0.19	0.78	0.69

FCF was up $44 million and $23 million during third quarter and year-to-date, respectively, compared to the same periods in 2016, mostly due to higher comparable EBITDA and the timing of sustaining and productivity capital expenditures, partially offset by higher distributions to our subsidiaries’ non-controlling interests as a result of the settlement of the indexation dispute with the OEFC and higher unrealized mark-to-market gains.

Segmented Comparable Results

Each business segment assumes responsibility for its operating results measured to comparable EBITDA. Operating income and gross margin are also useful measures as they provide management and investors with a measurement of operating performance that is readily comparable from period to period.

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Canadian Coal

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Availability (%)	78.6	85.1	82.2	85.8
Contract production (GWh)	4,665	5,160	14,065	14,414
Merchant production (GWh)	918	1,000	2,841	2,895
Total production (GWh)	5,583	6,160	16,906	17,309
Gross installed capacity (MW)	3,791	3,791	3,791	3,791
Revenues	252	253	750	716
Fuel and purchased power	135	105	379	278
Comparable gross margin	117	148	371	438
Operations, maintenance, and administration	42	45	133	133
Taxes, other than income taxes	3	4	10	10
Net other operating income	(10)	-	(30)	-
Comparable EBITDA	82	99	258	295
Depreciation and amortization	98	75	281	230
Comparable operating income (loss)	(16)	24	(23)	65

Sustaining capital:
Routine capital	5	5	15	18
Mine capital	3	8	9	15
Finance leases	4	4	10	10
Planned major maintenance	8	21	43	71
Total sustaining capital expenditures	20	38	77	114
Productivity capital	2	1	7	2
Total sustaining and productivity capital expenditures	22	39	84	116

Availability in the third quarter of 2017 was impacted by derates due to coal supply disruptions at our mine.

Production for the three months ended Sept. 30, 2017 decreased 577 GWh compared to the same period in 2016, due mainly to lower availability. Production for the nine months ended Sept. 30, 2017 decreased 403 GWh compared to the same period in 2016, as lower availability caused by higher planned and unplanned outages and derates due to lower coal supply during the third quarter offset lower paid curtailments on contracted assets and lower levels of economic dispatching on our non-contracted generation as a result of higher prices.

Comparable EBITDA for the three and nine months ended Sept. 30, 2017 decreased $17 million and $37 million, respectively, compared to the same periods in 2016. Although production was down, revenues were positively impacted by the pass through of higher environmental compliance costs to the PPA buyer ($17 million and $69 million, respectively). Most of the higher environmental compliance costs are passed through to the PPA buyer. Year-over-year, lower prices attributable to long-term financial contracts to economically hedge our future generation more than offset the increase in revenues from higher realized prices on our non-contracted volumes.

As expected, fuel and purchased power was impacted by higher coal costs related to the expected higher strip ratio, lower production from our mine, and higher environmental compliance costs in 2017. In addition, we incurred additional costs in the third quarter to mitigate the impact of lower productivity at our mine. These costs are expected to increase our fuel cost by an additional $2 per MWh for the remainder of 2017. For the three and nine months ended Sept. 30, 2017, comparable EBITDA also included $10 million and $30 million, respectively, related to OCA payment accruals included in net other operating income. We received our OCA payment in the third quarter.

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Depreciation and amortization for the three and nine months ended Sept. 30, 2017 increased $23 million and $51 million, respectively, compared to the same periods in 2016, mainly due to shortening of the useful lives of the Keephills 3, Genesee 3, and Sundance 1 facilities and certain mine equipment at the Highvale mine. See the Accounting Changes section of this MD&A for further details.

Sustaining and productivity capital expenditures for the three and nine months ended Sept. 30, 2017 were lower by $17 million and $32 million, respectively, compared to the same periods in 2016, due to the timing of major outages in 2017 and pit stops executed in 2016 on our Sundance 1 and 2 units.

US Coal

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Availability (%)	95.7	91.5	56.6	86.8
Adjusted availability (%)(1)	95.7	91.5	83.2	87.9
Contract sales volume (GWh)	894	925	2,714	2,756
Merchant sales volume (GWh)	2,013	2,385	2,973	2,972
Purchased power (GWh)	(672)	(1,093)	(2,639)	(2,961)
Total production (GWh)	2,235	2,217	3,048	2,767
Gross installed capacity (MW)	1,340	1,340	1,340	1,340
Revenues	147	149	296	264
Fuel and purchased power	109	121	188	196
Comparable gross margin	38	28	108	68
Operations, maintenance, and administration	13	14	37	38
Taxes, other than income taxes	1	1	3	3
Comparable EBITDA	24	13	68	27
Depreciation and amortization	19	25	50	49
Comparable operating income (loss)	5	(12)	18	(22)

Sustaining capital:
Routine capital	-	-	2	2
Finance leases	1	-	3	2
Planned major maintenance	1	-	28	11
Total sustaining capital expenditures	2	-	33	15
Productivity capital	-	-	3	-
Total sustaining and productivity capital expenditures	2	-	36	15

Availability for the three months ended Sept. 30, 2017 was up compared to 2016, due to higher unplanned outages in 2016. Year-to-date, availability was down compared to last year due to a forced outage on Unit 1 in January. Both Units were taken out of service in February as a result of seasonally lower prices in the Pacific Northwest. We performed major maintenance on both units during that time. The lower availability had a nominal impact on our results as our contractual obligations were supplied with less expensive power purchased in the market during the first half of the year.

Production during the third quarter of 2017 was at the same level compared to 2016 as higher availability was partially offset by higher economic dispatching. Year-to-date, production increased 281 GWh compared to the same period in 2016, due mainly to lower economic dispatching in 2017, partially offset by higher unplanned and planned maintenance.

(1)	Adjusted for economic dispatching.

transalta corporation /Q3 2017 M11

Comparable EBITDA improved $11 million and $41 million, respectively, during the three and nine months ended Sept. 30, 2017, compared to the same periods in 2016, due mainly to higher prices on merchant and contracted revenues and lower transportation costs on coal. During the three and nine months ended Sept. 30, 2017, mark-to-market on certain forward financial contracts that do not qualify for hedge accounting resulted in a $1 million gain (2016 - $7 million gain) and a $6 million gain (2016 - $4 million loss).

Depreciation and amortization for the third quarter of 2017 was lower by $6 million compared to 2016, due to an increase to the decommissioning obligation balance for the Centralia Mine in 2016. Changes in period end discount rates impact the decommissioning obligation balance. As the mine is in the reclamation stage, adjustments to the decommissioning obligation are recognized in depreciation expense. On a year-to-date basis, depreciation and amortization were flat.

Sustaining capital expenditures in the third quarter were low at $2 million. Sustaining and productivity capital expenditures for the nine months ended Sept. 30, 2017 increased $21 million compared to 2016 and totalled $36 million due to planned outages executed during the second quarter of 2017. Productivity capital was invested in the installation of inspection equipment to optimize heat rates on coal and improve air distribution systems. See the Strategic Growth and Corporate Transformation section of this MD&A for further details.

Canadian Gas

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Availability (%)	87.3	89.9	90.2	95.0
Contract production (GWh)	357	700	1,128	2,154
Merchant production (GWh)	98	187	148	253
Total production (GWh)	455	887	1,276	2,407
Gross installed capacity (MW)(1)	953	1,057	953	1,057
Revenues	94	115	331	342
Fuel and purchased power	28	49	90	126
Comparable gross margin	66	66	241	216
Operations, maintenance, and administration	10	13	39	41
Taxes, other than income taxes	-	-	1	1
Comparable EBITDA	56	53	201	174
Depreciation and amortization	30	25	88	80
Comparable operating income	26	28	113	94

Sustaining capital:
Routine capital	-	1	4	3
Planned major maintenance	3	1	22	3
Total sustaining capital	3	2	26	6

Availability for the three months ended Sept. 30, 2017 decreased approximately 3 per cent compared to the same period in 2016, primarily due to planned and unplanned maintenance work at our Sarnia plant. Availability for the nine months ended Sept. 30, 2017 decreased approximately 5 per cent compared to the same period in 2016, primarily due to a planned major inspection at Sarnia, the base to cycling conversion project at Windsor, and an unplanned steam turbine outage at Windsor.

(1)	Includes production capacity for the Fort Saskatchewan power station, which has been accounted for as a finance lease, the portion of the Poplar Creek facility we continue to own and excludes the Mississauga cogeneration facility, which has been shutdown temporarily due to the recontracting in the fourth quarter of 2016.

M12 transalta corporation /Q3 2017

Production for the three and nine months ended Sept. 30, 2017 decreased 432 GWh and 1,131 GWh compared to the same periods in 2016, primarily due to softer markets in Ontario in 2017 and changes in contracts at Mississauga and Windsor at the end of 2016. The Mississauga gas facility has been temporarily shut down effective Jan. 1, 2017, as we have no delivery obligations under the new agreement. We will continue to receive monthly capacity payments until the end of 2018 under the Mississauga contract.

Comparable EBITDA for the three months ended Sept. 30, 2017 increased $3 million compared to the same period in 2016, due primarily to the positive impact of the temporary shut-down of our Mississauga gas facility. Comparable EBITDA for the nine months ended Sept. 30, 2017 increased $27 million compared to 2016, primarily due to the settlement with the OEFC of the retroactive adjustment to price indices at Ottawa and Windsor and the positive impact of the temporary shut-down at our Mississauga gas facility, partially offset by unfavourable changes in unrealized mark-to-market positions on gas contracts that do not qualify for hedge accounting and the reduction in contracted revenues from our Windsor facility. The Mississauga, Ottawa, Windsor, and Fort Saskatchewan facilities are owned through our 50.01 per cent interest in TA Cogeneration L.P. (“TA Cogen”).

Depreciation for the three and nine months ended Sept. 30, 2017 increased $5 million and $8 million compared to the same periods in 2016. We record the decrease in the finance lease receivable as a comparable increase in depreciation, as this amount, and the finance lease income, is included in comparable revenues as a proxy for capacity revenues for this segment.

Sustaining capital for the nine months ended Sept. 30, 2017 increased $20 million compared to the same period in 2016, primarily due to the scheduled maintenance at Sarnia and the base to cycling conversion project at Windsor to increase its flexibility to respond to market prices.

Australian Gas

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Availability (%)	96.2	96.6	93.6	93.7
Contract production (GWh)	476	389	1,346	1,132
Gross installed capacity (MW)(1)	575	425	575	425
Revenues	56	43	138	130
Fuel and purchased power	2	5	8	16
Comparable gross margin	54	38	130	114
Operations, maintenance, and administration	9	6	22	18
Comparable EBITDA	45	32	108	96
Depreciation and amortization	10	5	26	13
Comparable operating income	35	27	82	83

Sustaining capital:
Routine capital	5	-	7	1
Planned major maintenance	-	6	1	11
Total sustaining capital	5	6	8	12

Production for the three and nine months ended Sept. 30, 2017 increased 87 GWh and 214 GWh, respectively, compared to the same periods in 2016, due to the commissioning of our South Hedland power project on July 28, 2017 and an increase in customer load. Due to the nature of our contracts, the increase in customer load did not have a significant financial impact on our results as our contracts are structured as capacity payments with a pass-through of fuel costs.

Comparable EBITDA was up for the three and nine months ended Sept. 30, 2017, compared to the same periods in 2016, due to the commissioning of our South Hedland power project in July 2017.

(1)	Includes production capacity for the Solomon power station, which has been accounted for as a finance lease.

transalta corporation /Q3 2017 M13

Depreciation and amortization for the three and nine months ended Sept. 30, 2017 increased $5 million and $13 million, respectively, compared to the same periods in 2016, due to the full commissioning of our South Hedland power project in July 2017. See the Significant and Subsequent Events section of this MD&A for further details.

Wind and Solar

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Availability (%)	94.6	94.1	95.9	95.3
Contract production (GWh)	334	425	1,598	1,622
Merchant production (GWh)	163	206	730	871
Total production (GWh)	497	631	2,328	2,493
Gross installed capacity (MW)	1,363	1,408	1,363	1,408
Revenues	42	49	188	188
Fuel and purchased power	2	3	10	15
Comparable gross margin	40	46	178	173
Operations, maintenance, and administration	12	13	36	39
Taxes, other than income taxes	2	2	6	6
Net other operating income	-	(1)	-	(1)
Comparable EBITDA	26	32	136	129
Depreciation and amortization	27	29	82	88
Comparable operating income	(1)	3	54	41

Sustaining capital:
Routine capital	1	1	1	2
Planned major maintenance	3	2	8	8
Total sustaining capital expenditures	4	3	9	10
Insurance recoveries of sustaining capital expenditures	-	(1)	-	(1)
Productivity capital	1	-	1	3
Net amount	5	2	10	12

Production for the three months ended Sept. 30, 2017 decreased 134 GWh compared to the same period in 2016, primarily due to lower wind resources and the sale of the Wintering Hills Wind facility in the first quarter of 2017. On a year-to-date basis, production was down 165 GWh, as the stronger wind resource in the second quarter did not fully offset the impact of the lower wind resource this quarter and the sale of the Wintering Hills Wind facility in the first quarter of 2017.

Comparable EBITDA for the three months ended Sept. 30, 2017 decreased $6 million compared to the same period in 2016, primarily driven by lower volumes at contracted facilities. Comparable EBITDA for the nine months ended Sept. 30, 2017 increased $7 million compared to 2016 due to increased renewable energy certificate sales in 2017 and lower operations, maintenance, and administration expenses after renegotiating Long Term Service Agreements with service providers, partially offset by lower volumes.

Depreciation for the three and nine months ended Sept. 30, 2017 decreased $2 million and $6 million, respectively, compared to the same periods in 2016, primarily due to the disposition of the Wintering Hills merchant wind facility which closed on March 1, 2017, the retirement of Cowley Ridge in 2016, and declining balance depreciation at our Solar facilities.

M14 transalta corporation /Q3 2017

Hydro

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Contract production (GWh)	482	450	1,544	1,349
Merchant production (GWh)	39	35	78	76
Total production (GWh)	521	485	1,622	1,425
Gross installed capacity (MW)	926	926	926	926
Revenues	31	30	95	96
Fuel and purchased power	2	2	5	6
Comparable gross margin	29	28	90	90
Operations, maintenance, and administration	10	8	27	25
Taxes, other than income taxes	-	1	2	3
Comparable EBITDA	19	19	61	62
Depreciation and amortization	7	7	24	20
Comparable operating income	12	12	37	42

Sustaining capital:
Routine capital, excluding hydro life extension	3	2	6	4
Hydro life extension	-	3	-	9
Planned major maintenance	1	3	3	5
Total	4	8	9	18
Productivity capital	1	-	1	-
Total sustaining and productivity capital expenditures	5	8	10	18

Production for the three months ended Sept. 30, 2017 increased 36 GWh compared to the same period in 2016, due to continued strong water resources in Alberta and Ontario.  Production for the nine months ended Sept. 30, 2017 increased 197 GWh compared to the same period in 2016, primarily due to higher water resources from spring run-off in Alberta.

Comparable EBITDA for the three and nine months ended Sept. 30, 2017 was flat compared to the same periods in 2016, as higher volumes were offset by increased operations, maintenance, and administration costs due mostly to contractor spend on Project Greenlight improvement initiatives. See the Strategic Growth and Corporate Transformation section of this MD&A for further details. Last year, we recorded a $3 million positive adjustment in the first quarter relating to a prior year metering issue at one of our facilities.

Depreciation for the nine months ended Sept. 30, 2017 increased $4 million compared to the same period in 2016, primarily due a higher asset base.

Sustaining capital for the three and nine months ended Sept. 30, 2017 decreased $4 million and $9 million, respectively, compared to the same periods in 2016, primarily due to the life extension projects at Bighorn and Brazeau in 2016.

transalta corporation /Q3 2017 M15

Energy Marketing

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Revenues and comparable gross margin	17	16	36	59
Operations, maintenance, and administration	5	6	16	20
Comparable EBITDA	12	10	20	39
Depreciation and amortization	-	1	1	2
Comparable operating income	12	9	19	37

For the three months ended Sept. 30, 2017, comparable EBITDA was up $2 million compared to 2016, due to a return to normal level of gross margin. On a year to date basis, results were lower compared to 2016, due to unfavourable first quarter of 2017 results impacted by warm winter weather in the Northeast, significant precipitation in the Pacific Northwest, and reduced margins from our customer business.

Corporate

Our Corporate overhead costs were $5 million and $14 million higher, respectively, for the three and nine months ended Sept. 30, 2017, compared to 2016. Corporate costs in 2017 include certain costs relating to our corporate transformation that we expect will translate into significant long-term cost savings. See the Strategic Growth and Corporate Transformation section of this MD&A for further details. The first quarter of 2017 also includes the reclassification of incentives for 2016 between our operational segments and our Corporate segment.

Key Financial Ratios

The methodologies and ratios used by rating agencies to assess our credit ratings are not publicly disclosed. We have developed our own definitions of ratios and targets to help evaluate the strength of our financial position. These metrics and ratios are not defined under IFRS, and may not be comparable to those used by other entities or by rating agencies. We are focused on strengthening our financial position and flexibility and aim to meet all our target ranges by 2018.

FFO before Interest to Adjusted Interest Coverage

As at	Sept. 30, 2017(1)	Dec. 31, 2016
FFO	813	763
Add: Interest on debt net of interest income and capitalized interest	217	223
FFO before interest	1,030	986
Interest on debt net of interest income	232	239
Add: 50 per cent of dividends paid on preferred shares	20	21
Adjusted interest	252	260
FFO before interest to adjusted interest coverage (times)	4.1	3.8

Our target for FFO before interest to adjusted interest coverage is four to five times. The ratio improved slightly compared to 2016 due to stronger FFO and lower interest on debt, as we continue to execute on our deleveraging plan.

(1)	Last 12 months. Our target range for FFO in 2017 is $765 million to $820 million.

M16 transalta corporation /Q3 2017

Adjusted FFO to Adjusted Net Debt

As at	Sept. 30, 2017	Dec. 31, 2016
FFO(1,2)	813	763
Less: 50 per cent of dividends paid on preferred shares(1)	(20)	(21)
Adjusted FFO(1)	793	742
Period-end long-term debt(3)	3,780	4,361
Less: Cash and cash equivalents	(87)	(305)
Add: 50 per cent of issued preferred shares	471	471
Fair value asset of economic hedging instruments on debt(4)	(26)	(163)
Adjusted net debt	4,138	4,364
Adjusted FFO to adjusted net debt (%)	19.2	17.0

Our adjusted FFO to adjusted net debt ratio improved to 19.2 per cent, due to the reduction in our net debt year-to-date and the improvement in FFO. We expect this metric to improve towards our targeted level of 20 to 25 per cent as a result of expected increased comparable EBITDA from our operations at South Hedland, fully commissioned in July 2017.

Adjusted Net Debt to Comparable EBITDA

As at	Sept. 30, 2017	Dec. 31, 2016
Period-end long-term debt(3)	3,780	4,361
Less: Cash and cash equivalents	(87)	(305)
Add: 50 per cent of issued preferred shares	471	471
Fair value asset of economic hedging instruments on debt(4)	(26)	(163)
Adjusted net debt	4,138	4,364
Comparable EBITDA(1)	1,161	1,145
Adjusted net debt to comparable EBITDA (times)	3.6	3.8

As at Sept. 30, 2017 our adjusted net debt to comparable EBITDA ratio improved compared to 2016, mainly due to the significant reduction in our net debt during the year. Our target for adjusted net debt to comparable EBITDA is 3.0 to 3.5 times. We expect this metric to trend towards our targeted level due to the expected increase in comparable EBITDA from operations at South Hedland, fully commissioned in July 2017.

(1)	Last 12 months.
(2)	Our target range for FFO in 2017 is $765 million to $820 million.
(3)	Includes finance lease obligations and tax equity financing.
(4)	Included in risk management assets and/or liabilities on the condensed consolidated financial statements as at Sept. 30, 2017 and Dec. 31, 2016. During the first quarter of 2017, we discontinued hedge accounting on certain US-denominated debt hedges. The foreign currency derivatives remain in place as economic hedges. See the Financial Instruments section of this MD&A for further details.

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Strategic Growth and Corporate Transformation

Kent Hills Wind Project

During the second quarter of 2017, TransAlta Renewables entered into a long-term contract with the New Brunswick Power Corporation for the sale of all power generated by an additional 17.25 MW of capacity to be installed at our Kent Hills wind project.

This is an expansion project of our existing Kent Hills wind project on approximately five to ten acres of Crown land, increasing the total operating capacity of the Kent Hills wind project to approximately 167 MW. As part of the regulatory process, we submitted an Environmental Impact Assessment to the province of New Brunswick in late September. Provided environmental approvals are received, we expect to begin the construction phase in the spring of 2018.

Brazeau Hydro Pumped Storage

The Brazeau Hydro Pumped Storage project is an innovative way to generate and shape clean electricity. It will store water that can be used to both generate power when it is needed and store excess power supply when demand is low. When there is excess renewable generation in periods of low demand, water will be pumped from the lower reservoir and stored in the upper reservoir to be used later. When demand is high and generation from other renewables generation is not sufficient, water will flow back through a turbine using gravity to generate clean electricity. The Brazeau Pumped storage project is a focus for us, as it has existing infrastructure that reduces the cost and environmental footprint of the project, is situated close to existing transmission infrastructure, and allows for increased renewable development by balancing intermittent generation from wind and solar.

We are currently working to secure a path that will advance our investment in the project and secure a long-term contract for the project. The Brazeau Hydro Pumped Storage project is expected to have new capacity ranging between 600 MW to 900 MW, bringing the total Brazeau facility to 955 – 1,255 MW, post-completion. We estimate an investment in the range of $1.8 billion to $2.5 billion and expect construction to begin upon receipt of a long-term contract and regulatory approvals, between 2020 and 2021, with operations to commence in 2025. This year we are investing $5 million to $10 million to advance the environmental study, work with stakeholders, and execute geotechnical work to help further our design and construction phase.

Other Growth Projects

We are also advancing our plans to build, own, and operate the following growth projects:

▪	The Antelope Coulee Wind project - a wind project located in southwest Saskatchewan, comprised of up to 52 turbines, with a total capacity of between 100 to 200 MW, depending on the approved size of the project. If successful, construction could begin in 2019 with a proposed commercial operation date of no later than April 2021. If built, the project is expected to produce 700,000 MWh of electricity annually, enough to power around 70,000 homes.

▪	The Garden Plain Wind project – a wind project located near Drumheller, Alberta, comprised of 36 turbines, with a total capacity of approximately 130 MW. The proposed project would be developed in two phases. We are in the late stages of finalizing the project design and are preparing to submit an application to the AUC for construction and permitting approval, which is expected in March 2018. If built, the project is expected to produce 455,000 MWh of electricity annually, enough to power around 50,000 homes.

▪	The Tono Solar Project – a solar project, using Tier 1 solar technologies with proven capabilities, located on reclaimed mine land at our existing Centralia mine site, adjacent to our Centralia coal facility. We are considering various capacity scenarios between 40 to 180 MW and intend to submit a bid into Puget Sound Energy’s request for proposal for renewable power for a 25-year agreement.

M18 transalta corporation /Q3 2017

Project Greenlight

Our transformation project is a top priority for us. Driven by engagement from all employees, the intent is to deliver ambitious improvements in every part of our company. Initiatives include increasing revenue, improving generation, reducing operating and maintenance costs, reducing overhead costs and financing costs, and optimizing our capital spend. We expect Project Greenlight to deliver sustainable pre-tax savings of approximately $50 million to $70 million annually, commencing in 2018. We are on track to achieve our expected annual savings targets. Our internal cost to execute these initiatives is expected to be between $25 million to $35 million in 2017. We also expect to spend $20 million to $25 million related to productivity capital in 2017.

Significant and Subsequent Events

Balancing Pool PPA Termination

On Sept. 18, 2017, we received formal notice from the Balancing Pool for the termination of the Sundance PPAs effective March 31, 2018. The termination of the Sundance PPAs by the Balancing Pool was not a surprise and is expected to positively impact our business.

The expected impacts of the termination include:

▪	Approximately $215 million in compensation for the net book value of the assets as compared to the Balancing Pool’s estimate of approximately $157 million. The Balancing Pool’s estimate differs because it excludes certain mining assets which the Corporation believes should be included in the net book value calculation. The termination proceeds will be used to repay debt maturing in 2018.
▪	Increased operational flexibility, including with respect to dispatching of generation from the affected units, maintenance and turnaround schedules, and the timing of the coal-to-gas conversions.

After the termination of the Sundance PPAs, we will have approximately 2,000MW of capacity under Alberta PPAs, representing approximately 12 percent of the generation capacity in Alberta. The Corporation believes that the cash flow generated by its portfolio of coal, gas and renewable assets in Alberta will be maintained following the termination of the Sundance PPAs. The Sundance A PPA expires at the end of 2017 and, as such, it was not included in the Balancing Pool’s PPA termination considerations.

TransAlta Renewables $260 Million Project Financing of New Brunswick Wind Assets and Early Redemption of Outstanding Debentures

On Sept. 27, 2017, TransAlta Renewables announced that its indirect majority-owned subsidiary, Kent Hills Wind LP (“KHWLP”), priced an approximate $260 million bond offering, by way of a private placement, secured by, among other things, a first ranking charge over all assets of KHWLP. The offering closed on Oct. 2, 2017. The bonds are amortizing and bear interest at a rate of 4.454 per cent, payable quarterly and maturing Nov. 30, 2033. The net proceeds will be used to fund the construction costs for the 17.25 MW Kent Hills expansion (upon meeting certain completion tests and other specified conditions) and were also used to make advances to Canadian Hydro Developers Inc. (“CHD”) and to Natural Forces Technologies Inc., KHWLP’s partner, which owns approximately 17 per cent of KHWLP.

At the same time, CHD, our subsidiary, provided notice that they would be early redeeming all their unsecured debentures with a weighted average interest rate of 6.3 per cent. The debentures were scheduled to mature in June of 2018. On Oct. 12, 2017, they redeemed the unsecured debentures for $201 million in total, comprised of principal of $191 million, an early redemption premium of $6 million, and accrued interest of $4 million. A $6 million loss was recognized in net interest expense for the three and nine months ended Sept. 30, 2017.

Commissioning of South Hedland Facility and Conversion of Class B Shares

During the quarter, the final stages of construction of our South Hedland power station, including reliability runs, were completed. The facility achieved commercial operation on July 28, 2017. On Aug. 1, 2017, we converted our 26.1 million Class B shares held in TransAlta Renewables into 26.4 million common shares of TransAlta Renewables. At that time, our common share equity participation percentage in TransAlta Renewables increased to 64 per cent from 59.8 per cent. The Class B shares were converted at a ratio greater than 1:1 because the construction and commissioning costs for the project were below the referenced costs agreed to with TransAlta Renewables. TransAlta Renewables also announced an increase in their monthly dividend rate of approximately 7 per cent.

On Aug. 1, 2017, FMG issued a news release indicating that it had notified us that, in its view, the South Hedland power station has not yet satisfied the requisite performance criteria under the South Hedland power purchase agreement between FMG and TransAlta. Our view is that all the conditions to establish that commercial operations have been achieved under the terms of the power purchase agreement with FMG have been satisfied in full. Horizon Power has not disputed commercial operation.

transalta corporation /Q3 2017 M19

Termination of Solomon Power Purchase Arrangement

On Aug. 1, 2017, we received notice that FMG intends to repurchase the Solomon Power facility for approximately US$335 million. FMG is expected to complete its acquisition of the Solomon Power Station in November 2017. Our subsidiary, TransAlta Renewables will utilize the proceeds in part to repay the credit facility used to fund the remaining development of the South Hedland power station and for general corporate purposes.

Settlement of Dispute for the Ottawa and Windsor Facilities

During the first half of the year we settled the contract indexation dispute with the OEFC relating to our Ottawa and Windsor generating facilities for proceeds totalling $34 million.

Series E and C Preferred Share Conversion Results and Dividend Rate Reset

On Sept. 17, 2017, we announced that the minimum election notices received did not meet the requirements required to give effect to the conversion of Series E Preferred Shares into the Series F Preferred Shares. As a result, none of the Series E Preferred Shares were converted into Series F Preferred Shares on Sept. 30, 2017, and their dividend rate will remain fixed for the subsequent five-year period.

On June 16, 2017, the Corporation announced that the minimum election notices received did not meet the requirements required to give effect to the conversion of the Series C Preferred Shares into the Series D Preferred Shares. As a result, none of the Series C Preferred Shares were converted into Series D Preferred Shares on June 30, 2017, and their dividend rate will remain fixed for the subsequent five-year period.

TransAlta Renewables Credit Facility

On July 24, 2017, TransAlta Renewables entered into a syndicated credit agreement giving it access to a $500 million committed credit facility. The agreement is fully committed for four years, expiring in 2021. The facility is subject to a number of customary covenants and restrictions in order to maintain access to the funding commitments. In conjunction with this new credit agreement, the $350 million credit facility provided by TransAlta to TransAlta Renewables was cancelled. At the same time, we extended our syndicated credit facility to 2021 and reduced the size of the facility by $500 million to $1 billion. Consolidated syndicated credit facilities remain at $1.5 billion.

Appointment of Director

On July 13, 2017, the Board of Directors (the “Board”) appointed the Honourable Rona Ambrose to the Board effective July 13, 2017. Ms. Ambrose was the former Leader of Canada’s Official Opposition in the House of Commons and former leader of the Conservative Party of Canada. She also acted as Minister of the Crown across nine government departments, including serving as Vice Chair of the Treasury Board and Chair of the cabinet committee for public safety, justice and aboriginal issues.

Transition to Clean Power in Alberta and Impairment Charge

On April 19, 2017, we announced our strategy to accelerate our transition to gas and renewables generation. The strategy includes the following steps:

▪	retirement of Sundance Unit 1 effective Jan. 1, 2018;
▪	mothballing of Sundance Unit 2 effective Jan. 1, 2018, for a period of 2 years; and
▪	conversion of Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired generation to gas-fired generation in the 2021 to 2023 timeframe, thereby extending the useful lives of these units until the mid-2030's.

The retirement of Sundance Unit 1 and mothballing of Sundance Unit 2 reflects the limited economic viability of the units upon the expiry of their PPA due to the current oversupplied Alberta power market and low power price environment and is not expected to materially impact our forecasted cash flows for 2018 and 2019.

The benefits of converting coal-fired units to gas-fired generation include:

▪	significantly lowering carbon intensities, emissions, and carbon costs;
▪	significantly lowering operating and sustaining capital costs;
▪	increasing operating flexibility; and
▪	adding between five-to-ten years of economic life to each converted unit.

M20 transalta corporation /Q3 2017

Sundance Units 1 and 2

Federal regulations stipulate that all coal plants built before 1975 must cease to operate on coal by the end of 2019, which includes Sundance Units 1 and 2.  Given that Sundance Unit 1 will be shut down two years early, the federal Minister of Environment has agreed to extend the life of Sundance Unit 2 from 2019 to 2021. This will provide us with flexibility to respond to the regulatory environment for coal-to-gas conversions and the new upcoming Alberta capacity market.

Sundance Units 1 and 2 collectively comprise 560 MW of the 2,141 MW at the Sundance power plants, which serves as a baseload provider for the Alberta electricity system. The PPA with the Balancing Pool relating to Sundance Units 1 and 2 expires on Dec. 31, 2017.

In the second quarter of 2017, we recognized an impairment loss on Sundance Unit 1 in the amount of $20 million due to our decision to early retire Sundance Unit 1. Previously, we had expected Sundance Unit 1 to operate in the merchant market in 2018 and 2019.  The impairment assessment was based on value in use and included the estimated future cash flows expected to be derived from the Unit until its retirement on Jan. 1, 2018. Discounting did not have a material impact.

No separate stand-alone impairment test was required for Sundance Unit 2, as mothballing the Unit maintains our flexibility to operate the Unit as part of our Alberta Merchant cash-generating unit to 2021.

Coal-to-Gas Conversions

In December 2016, notice was given by Environment and Climate Change Canada of its intention to amend regulations to phase out coal-fired generation by 2030 while permitting the conversion of boiler units from coal to natural gas fired generation for a period of up to 15 years or until 2045, whichever comes first. These regulations, which will facilitate our proposed coal-to-gas conversions, remain a work-in-progress. We are engaged with the Government of Canada in the development of required regulatory regime.

We are planning the conversion of Sundance Units 3 and 6 and Keephills Units 1 and 2 to gas-fired generation in the 2021 to 2023 timeframe, thereby extending the useful lives of these units until the mid-2030’s. We expect that the capacity of Sundance Units 3 to 6 and Keephills 1 and 2 will not change following conversion, which will result in a reduction of approximately 40 per cent of carbon emissions from these units while maintaining approximately 2,400 MWs in the Alberta power grid.

Our total capital commitment for the coal-to-gas conversions is expected to be approximately $300 million, mostly invested between 2021 to 2023. We anticipate funding the conversions with free cash flow at that time. These units are expected to provide low cost capacity and to be competitive in the upcoming capacity market auctions. We expect the first auction to occur in 2019 for 2021 and that federal and provincial regulations will be adopted to facilitate coal-to-gas conversions. We continue to be engaged with government in the development of the required regulatory regime. This year, we are committing $3 million to $5 million to advance engineering for the conversion.

Alberta Off-Coal Agreement

On Nov. 24, 2016, we announced that we entered into the OCA with the Government of Alberta on transition payments in exchange for the cessation of coal-fired emissions from the Keephills 3, Genesee 3, and Sheerness coal-fired plants on or before Dec. 31, 2030.

Under the terms of the OCA, we receive annual cash payments on or before July 31 of approximately $39.7 million ($37.2 million, net to the Corporation), commencing Jan. 1, 2017 and terminating at the end of 2030.  We recognize the OCA payments evenly throughout the year. Accordingly, during the three and nine months ended Sept. 30, 2017, approximately $10 million and $30 million, respectively, were recognized in Net Other Operating Income in the Condensed Consolidated Statement of Earnings. Receipt of the payments is subject to certain terms and conditions. The OCA’s main condition is the cessation of all coal-fired emissions on or before Dec. 31, 2030. The affected plants are not, however, precluded from generating electricity at any time by any method other than the combustion of coal. We received our first payment under the OCA in the third quarter of 2017.

transalta corporation /Q3 2017 M21

Mississauga Cogeneration Facility New Contract

On Dec. 22, 2016, we announced that we had signed a NUG Contract with the Independent Electricity System Operator for our Mississauga cogeneration facility. The NUG Contract became effective on Jan. 1, 2017, and in conjunction with the execution of the NUG Contract, we agreed to terminate effective Dec. 31, 2016, the Mississauga cogeneration facility’s pre-existing contract with the Ontario Electricity Financial Corporation (“OEFC”), which would have otherwise terminated in December 2018. The NUG Contract provides us stable monthly payments totalling approximately $209 million until Dec. 31, 2018.

Refer to our 2016 Annual MD&A for further information regarding the Mississauga NUG Contract.

Wintering Hills Sale

On March 1, 2017, we closed the previously announced sale of our 51 per cent interest in the Wintering Hills merchant wind facility for approximately $61 million. Proceeds from the sale have been used for general corporate purposes, including reducing our debt and funding future renewables growth.

Credit Ratings Change

We maintain investment grade ratings from three credit rating agencies. Earlier this year, Fitch Ratings reaffirmed our Unsecured Debt rating and Issuer Rating of BBB- and changed their outlook from negative to stable, DBRS Limited changed our Unsecured Debt rating and Medium-Term Notes rating from BBB to BBB (low), the Preferred Shares rating from Pfd-3 to Pfd-3 (low), and Issuer Rating BBB to BBB (low) (changed to stable from negative), and Standard and Poor’s reaffirmed our Unsecured Debt rating and Issuer Rating of BBB- but changed the outlook from stable to negative.

Regulatory Updates

Refer to the Regional Regulation and Compliance discussion in our 2016 Annual MD&A for further details that supplement the recent developments as discussed below.

Alberta

In March 2016, Alberta began development of its renewable energy procurement process design for the Alberta Electric System Operator (“AESO”) to procure a first block of renewable generation projects to be in-service by 2019.  On Sept. 14, 2016, the Government of Alberta re-confirmed its commitment to achieve 30 per cent renewables in Alberta’s electricity energy mix by 2030.

In January 2017, the AESO commenced consultation sessions and initiated the process for the development of a capacity market for the Province of Alberta. In May 2017, the AESO published a Straw Alberta market proposal for discussion.

The AESO has now assembled five working groups to develop and provide recommendations on the design of Alberta’s capacity market.  The groups are comprised of industry stakeholders that are working collaboratively across five design streams for the market.  The working groups are tasked with developing their conclusions and recommendations into papers that will be publicly issued for stakeholder comment.  The comments received from the stakeholder process will be considered by the working groups to refine the recommendations.  The first paper was issued on Aug. 30, 2017 and comments were posted on Sept. 20, 2017.  The working groups reconvened starting on Sept. 12, 2017 with the intent to issue another paper in December 2017 and March 2018.   A final recommendation paper will be issued in June 2018.  The AESO will begin formalizing the capacity market design and implementing it in the second half of 2018 with first procurement expected in second half of 2019, to be effective in 2021 with first capacity contracts awarded at that time.

Ontario

On Feb. 25, 2016, Ontario released draft regulations for its GHG cap-and-trade program that were finalized on May 19, 2016. The regulations became effective Jan. 1, 2017, and apply to all fossil fuels used for electricity generation. The majority of our gas-fired generation in Ontario will not be significantly impacted by virtue of change-in-law provisions within existing PPAs.

M22 transalta corporation /Q3 2017

Capital Structure and Liquidity

Our capital structure consists of the following components as shown below:

	Sept. 30, 2017		Dec. 31, 2016
	$	%	$	%
TransAlta Corporation
Recourse debt - CAD debentures	1,046	13	1,045	12
Recourse debt - U.S. senior notes	1,482	18	2,151	25
U.S. tax equity financing	32	-	39	-
Other	14	-	15	-
Less: cash and cash equivalents	(75)	(1)	(290)	(3)
Less: fair value asset of economic hedging instruments on debt(1)	(26)	-	(163)	(2)
Net recourse debt	2,473	30	2,797	32
Non-recourse debt	217	3	245	3
Finance lease obligations	65	1	73	1
Total net debt - TransAlta Corporation	2,755	34	3,115	36
TransAlta Renewables
Credit facility	147	2	-	-
Less: cash and cash equivalents	(12)	-	(15)	-
Net recourse debt	135	2	(15)	-
Non-recourse debt	777	10	793	9
Total net debt - TransAlta Renewables	912	12	778	9
Total consolidated net debt	3,667	46	3,893	45
Non-controlling interests	1,083	13	1,152	14
Equity attributable to shareholders
Common shares	3,094	38	3,094	36
Preferred shares	942	12	942	11
Contributed surplus, deficit, and accumulated other comprehensive income	(643)	(9)	(525)	(6)
Total capital	8,143	100	8,556	100

We continued down our path of strengthening our financial position during 2017 and reduced our total net debt by
$226 million. In the second quarter, we made a scheduled US$400 million US Senior Note repayment. This repayment was hedged with a cross currency swap entered into on issuance of the debt that effectively reduced our Canadian dollar repayment by approximately $107 million. On Oct 2, 2017, we closed a $260 million bond offering secured by our Kent Hills Wind Farms, and on Oct. 12, 2017, we used $197 million of the proceeds to early redeem all of CHD’s outstanding non-recourse debentures. These actions align with our strategy of issuing project level amortizing debt to proactively manage upcoming debt maturities.

On Jan. 18, 2017, we renewed a US base shelf prospectus that allows for the issuance of up to $2.0 billion aggregate principal amount (or its equivalent in other currencies) of common shares, first preferred shares, warrants, subscription receipts and debt securities from time to time. We also have a Canadian base shelf prospectus, which would allow for the issuance of common shares, first preferred shares, warrants, subscription receipts and debt securities from time to time. The specific terms of any offering of securities is to be determined at the date of issue.

(1)	During the first quarter of 2017, we discontinued hedge accounting on certain US-denominated debt hedges. The foreign currency derivatives remain in place as economic hedges. See the Financial Instruments section of this MD&A for further details.

transalta corporation /Q3 2017 M23

The weakening of the US dollar has decreased our long-term debt balances by $133 million since Dec. 31, 2016. Almost all our U.S.-denominated debt is hedged(1) either through financial contracts or net investments in our U.S. operations. During the period, these changes in our U.S.-denominated debt were offset as follows:

As at	Sept. 30, 2017	Dec. 31, 2016
Effects of foreign exchange on carrying amounts of U.S. operations (net investment hedge) and finance lease receivable	(81)	(35)
Foreign currency economic cash flow hedges on debt(1)	(46)	(29)
Economic hedges and other	(6)	(3)
Total	(133)	(67)

During the period through Dec. 31, 2020, we have approximately $1.9 billion of recourse and non-recourse debt maturing. We expect to refinance some of these upcoming debt maturities by raising debt secured by our contracted cash flows over the next 12 months. The timing of any such financings will be adjusted to match the redeployment of capital. The expected proceeds of US$335 million from FMG for the repurchase of the Solomon Power Facility and Sundance PPA termination proceeds of $215 million will provide us more financial flexibility in executing the plan. For further details see the Significant and Subsequent Events section of this MD&A. We also expect to continue our deleveraging strategy, as a significant part of our FCF over the next four years will be allocated to debt reduction.

Our credit facilities provide us with significant liquidity. On July 24, 2017, TransAlta Renewables entered into a $500 million syndicated credit agreement. At the same time, we agreed to reduce our facility by the same amount so that consolidated syndicated credit facilities remained constant at $1.5 billon. As a result, at Sept. 30, 2017, we maintained our total of $2.0 billion (Dec. 31, 2016 - $2.0 billion) of committed credit facilities. We are in compliance with the terms of the credit facilities. In total, $1.3 billion (Dec. 31, 2016 - $1.4 billion) was available for use. At Sept. 30, 2017, the $0.7 billion (Dec. 31, 2016 - $0.6 billion) of credit utilized under these facilities was comprised of actual drawings of $0.1 billion (Dec. 31, 2016 - nil) and letters of credit of $0.6 billion (Dec. 31, 2016 - $0.6 billion). These facilities are comprised of a $1 billion committed syndicated bank facility expiring in 2021, a $500 million committed syndicated bank facility expiring in 2021 at TransAlta Renewables, one bilateral credit facility of US$200 million, expiring in 2020, and three bilateral credit facilities, totalling $240 million, expiring in 2019.

The Melancthon Wolfe Wind, Pingston, TAPC Holdings LP, New Richmond, and Mass Solar bonds are subject to customary financing conditions and covenants that may restrict the Corporation’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds are able to be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the third quarter. However, funds in these entities that have accumulated since the third quarter test, will remain there until the next debt service coverage ratio can be calculated in the fourth quarter of 2017. At Sept. 30, 2017, $26 million (Dec. 31, 2016 - $24 million) of cash was subject to these financial restrictions.

Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit. The Corporation has elected to use letters of credit as at Sept. 30, 2017. However, as at Sept. 30, 2017, $1 million of cash was on deposit for certain reserve accounts that do not allow the use of letter of credits, and was not available for general use.

(1)	During the first quarter of 2017, we discontinued hedge accounting on certain US-denominated debt hedges. The foreign currency derivatives remain in place as economic hedges. See the Financial Instruments section of this MD&A for further details.

M24 transalta corporation /Q3 2017

Share Capital

The following table outlines the common and preferred shares issued and outstanding:

As at	Oct. 31, 2017	Sept. 30, 2017	Dec. 31, 2016
	Number of shares (millions)
Common shares issued and outstanding, end of period	287.9	287.9	287.9
Preferred shares
Series A	10.2	10.2	10.2
Series B	1.8	1.8	1.8
Series C	11.0	11.0	11.0
Series E	9.0	9.0	9.0
Series G	6.6	6.6	6.6
Preferred shares issued and outstanding, end of period	38.6	38.6	38.6

Non-Controlling Interests

As of Sept. 30, 2017, our voting rights interest in TransAlta Renewables was 64.0 per cent (Dec. 31, 2016 – 64.0 per cent). The South Hedland facility achieved commercial operation on July 28, 2017. On Aug. 1, 2017, the Corporation converted its 26.1 million Class B shares held in TransAlta Renewables into 26.4 million common shares of TransAlta Renewables. At that time, the Corporation’s common share equity participation percentage in TransAlta Renewables increased to 64 per cent from 59.8 per cent. The stable and predictable cash flows generated by TransAlta Renewables’ assets has attracted favourable equity valuations from investors, allowing TransAlta the potential to raise equity capital. We remain committed to maintaining our position as the majority shareholder and sponsor of TransAlta Renewables, with a stated goal of maintaining our interest between 60 to 80 per cent.

We also own 50.01 per cent of TA Cogen which owns, operates, or has an interest in four natural-gas-fired facilities and a 50 per cent interest in a coal-fired generating facility.

Returns to Providers of Capital

Net Interest Expense

The components of net interest expense are shown below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2017	2016	2017	2016
Interest on debt	53	59	165	170
Interest income	(1)	-	(3)	(1)
Capitalized interest	(2)	(4)	(10)	(11)
Loss on redemption of bonds	6	-	6	1
Interest on finance lease obligations	1	1	3	3
Other(1)	6	(4)	13	5
Accretion of provisions	6	4	16	15
Net interest expense	69	56	190	182

Net interest expense increased during the three and nine months ended Sept. 30, 2017 compared to 2016, due mostly to lower capitalized interest and the redemption premium recognized on early redemption of the CHD debentures, which together more than offset lower interest on debt and higher interest income. During 2016, interest accruals were included relating to our Keephills 1 outage arbitration.

(1) 2016 includes interest accrued related to the Keephills 1 outage arbitration.

transalta corporation /Q3 2017 M25

Dividends to Shareholders

On Dec. 19, 2016, we declared quarterly dividends per common share and preferred shares payable to shareholders relating to the period covering the first quarter of 2017. A total of $12 million and $10 million in common and preferred share dividends were paid during the first quarter of 2017, respectively.

The following are the 2017 common and preferred shares dividends declared:

	Common	Preferred Series dividends per share
	dividends
Declaration date	per share	A	B	C	E	G
April 19, 2017	0.04	0.16931	0.15645	0.2875	0.3125	0.33125
July 18, 2017	0.04	0.16931	0.16125	0.25169	0.3125	0.33125
Oct. 30, 2017	0.04	0.16931	0.17467	0.25169	0.32463	0.33125

Non-Controlling Interests

Reported earnings attributable to non-controlling interests for the three months ended Sept. 30, 2017 decreased by $37 million, compared to the same period in 2016, due mostly to lower net earnings at TransAlta Renewables. Year-to-date, reported earnings attributable to non-controlling interests was up $6 million compared to 2016. In both periods, net earnings were negatively impacted by the impairment of the investment in the Australian business recognized as a result of the termination of the Solomon PPA by FMG and by higher net interest expense due to higher outstanding borrowings. In the third quarter of 2017, TransAlta Renewables’ net earnings were also negatively impacted by higher foreign exchange losses mainly due to the weakening of both the U.S. and Australian dollars against the Canadian dollar.

M26 transalta corporation /Q3 2017

Other Consolidated Analysis

Financial Position

The following chart highlights significant changes in the Condensed Consolidated Statements of Financial Position from Dec. 31, 2016 to Sept. 30, 2017:

	Increase/
Assets	(decrease)	Primary factors explaining change
Cash and cash equivalents	(218)	Repayment of long-term debt ($480 million), net of gain on cross currency swap, partially offset by proceeds from sale of our Wintering Hills merchant wind facility ($61 million) and free cash flow
Trade and other receivables	411	Timing of customer receipts and seasonality of revenue, and reclassification of the long-term Solomon finance lease receivables as current ($412 million)
Inventory	20	Transfer of inventory from PP&E ($15 million)
Assets held for sale	(61)	Closing of the sale of the Wintering Hills merchant wind facility
Finance lease receivables (long term)	(489)	Reclassification of Solomon finance lease to current ($412 million), unfavourable changes in foreign exchange rates ($35 million) and scheduled receipts ($44 million)
Property, plant, and equipment, net	(170)	Depreciation for the period ($465 million) and unfavourable changes in foreign exchange rates ($56 million), impairment charge ($20 million), partially offset by additions ($266 million), and revisions to decommissioning and restoration costs ($126 million)
Intangible assets	12	Additions ($22 million), partially offset by amortization ($8 million)
Risk management assets (current and long term)	(142)	Contract settlements and unfavourable changes in foreign exchange rates, partially offset by market price movements
Other	2
Total decrease in assets	(635)

transalta corporation /Q3 2017 M27

	Increase/
Liabilities and equity	(decrease)	Primary factors explaining change
Accounts payable and accrued liabilities	98	Timing of payments and accruals
Dividends payable	(27)	Timing of the declaration of common dividends
Credit facilities, long term debt, and finance lease obligations (including current portion)	(581)	Repayments ($588 million) and favourable effects of changes in foreign exchange rates ($133 million), partially offset by increase in credit facility ($147 million)
Decommissioning and other provisions (current and long term)	124	Impact of lower discount rate due to shortened useful lives on certain Alberta coal assets
Deferred income tax liabilities	(45)	Decrease in taxable temporary differences
Risk management liabilities (current and long term)	(16)	Favourable market price changes, partially offset by unfavourable foreign exchange
Equity attributable to shareholders	(118)	Re-allocation of equity in TransAlta Renewables ($50 million), common share dividends ($24 million), preferred share dividends ($20 million), and net loss ($25 million)
Non-controlling interests	(69)	Distributions paid and payable ($130 million), intercompany available-for-sale-investments ($12 million), partially offset by re-allocation of equity in TransAlta Renewables ($50 million) and net earnings ($23 million)
Other	(1)
Total decrease in liabilities and equity	(635)

Cash Flows

The following chart highlights significant changes in the Condensed Consolidated Statements of Cash Flows for the three and nine months ended Sept. 30, 2017 compared to the same periods in 2016:

			Increase/
3 months ended Sept. 30	2017	2016	(decrease)	Primary factors explaining change
Cash and cash equivalents, beginning of period	50	93	(43)
Provided by (used in):
Operating activities	201	228	(27)	Unfavourable change in non-cash working capital ($59 million), partially offset by an increase in cash earnings ($32 million)

Investing activities	(145)	(99)	(46)	Unfavourable change in investing working capital ($20 million) and higher additions to property, plant and equipment and intangibles ($44 million), partially offset by lower realized gains on financial instruments ($22 million)

Financing activities	(18)	(65)	47	Net increased borrowings under credit facilities
Translation of foreign currency cash	(1)	-	(1)
Cash and cash equivalents, end of period	87	157	(70)

M28 transalta corporation /Q3 2017

			Increase/
9 months ended Sept. 30	2017	2016	(decrease)	Primary factors explaining change
Cash and cash equivalents, beginning of year	305	54	251
Provided by (used in):
Operating activities	545	622	(77)	Unfavourable change in non-cash working capital of ($127 million), partially offset by higher cash earnings ($50 million)

Investing activities	(214)	(242)	28	Higher additions to property, plant and equipment and intangibles ($41 million), partially offset by proceeds on sale of Wintering Hills merchant wind facility in the first quarter of 2017 ($61 million) and favourable changes in non-cash investing working capital ($10 million)

Financing activities	(548)	(275)	(273)	Higher repayment of long-term debt ($522 million) and lower proceeds on sale of non-controlling interest in subsidiary ($162 million), partially offset by higher borrowings on credit facilities and lower issuance of long-term debt ($303 million), lower dividends paid on common shares ($22 million), and higher realized gains on financial instrument ($106 million)
Translation of foreign currency cash	(1)	(2)	1
Cash and cash equivalents, end of period	87	157	(70)

Unconsolidated Structured Entities or Arrangements

Disclosure is required of all unconsolidated structured entities or arrangements such as transactions, agreements, or contractual arrangements with unconsolidated entities, structured finance entities, special purpose entities, or variable interest entities that are reasonably likely to materially affect liquidity or the availability of, or requirements for, capital resources. We currently have no such unconsolidated structured entities or arrangements.

Guarantee Contracts

We have obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, construction projects, and purchase obligations. At Sept. 30, 2017, we had provided letters of credit totalling $573 million (Dec. 31, 2016 - $566 million) and cash collateral of $56 million (Dec. 31, 2016 - $77 million). This includes $69 million of letters of credit issued by TransAlta Renewables under its uncommitted $100 million demand letter of credit facility. These letters of credit and cash collateral secure certain amounts included on our Condensed Consolidated Statements of Financial Position under risk management liabilities and decommissioning and other provisions.

Commitments

During the first quarter of 2017, we extended and revised our existing agreement with Alstom to provide major maintenance for our Canadian Coal facilities. The agreement relates to major maintenance projects over the 2017 through 2020 years at our Keephills plants and on some Sundance plants. Alstom will be accountable for providing its services on budget and on time with a guarantee on performance.

Contingencies

I. Line Loss Rule Proceeding

TransAlta is participating in a line loss rule proceeding (the "LLRP") that is currently before the Alberta Utilities Commission (“AUC”). The AUC determined that it had the ability to retroactively adjust line loss rates going back to 2006 and directed the AESO to, among other things, perform such retroactive calculations. The various decisions by the AUC are, however, subject to appeal and challenge. TransAlta may incur additional transmission charges as a result of the LLRP. The outcome of the LLRP, however, currently remains uncertain and the total potential exposure faced by TransAlta, if any, cannot be calculated with certainty until retroactive calculations using a AUC-approved methodology are made available, and until the AUC determines what methodology will be used for retroactive calculations. The AESO expects retroactive calculations for each year using a AUC-approved methodology to begin to be available following the AUC decision on Module C of the LLRP, which is expected to be issued in late 2017.  Further, certain PPAs for TransAlta’s facilities provide for the pass through of these types of transmission charges to TransAlta’s buyers or the Balancing Pool.

As a result of the above, no provision has been recorded at this time.

transalta corporation /Q3 2017 M29

Financial Instruments

Refer to Note 13 of the notes to the audited annual consolidated financial statements within our 2016 Annual Integrated Report and Note 8 of our unaudited interim condensed consolidated financial statements as at and for the three and nine months ended Sept. 30, 2017 for details on Financial Instruments. Refer to the Governance and Risk Management section of our 2016 Annual Integrated Report and Note 9 of our unaudited interim condensed consolidated financial statements for further details on our risks and how we manage them. Our risk management profile and practices have not changed materially from Dec. 31, 2016.

During the first quarter of 2017, we discontinued hedge accounting for certain foreign currency cash flow and fair value hedges on US$690 million and US$50 million of debt, respectively. As at March 31, 2017, cumulative gains on the cash flow hedges of approximately $3 million will continue to be deferred in Accumulated Other Comprehensive Income (“AOCI”) and will be reclassified to net earnings as the forecasted transactions (interest payments) occur. As at March 31, 2017, cumulative losses of approximately $2 million related to the fair value hedge, and recognized as part of the carrying value of the hedged debt, will be amortized to net earnings over the period to the debt’s maturity. Changes in these risk management assets and liabilities related to these discontinued hedge positions will be reflected within net earnings prospectively.

We may enter into commodity transactions involving non-standard features for which observable market data is not available. These are defined under IFRS as Level III financial instruments. Level III financial instruments are not traded in an active market and fair value is, therefore, developed using valuation models based upon internally developed assumptions or inputs. Our Level III fair values are determined using data such as unit availability, transmission congestion, or demand profiles. Fair values are validated on a quarterly basis by using reasonably possible alternative assumptions as inputs to valuation techniques, and any material differences are disclosed in the notes to the financial statements.

As at Sept. 30, 2017, total Level III financial instruments had a net asset carrying value of $753 million (Dec. 31, 2016 - $758 million net asset). The decrease during the period is primarily due to the weakening of the US dollar relative to the Canadian dollar, settlement of contracts, and partially offset by favourable market price changes in value of the long-term power sale contract designated as an all-in-one cash flow hedge, for which changes in fair value are recognized in other comprehensive income.

2017 Financial Outlook

The following table outlines our expectations on key financial targets for 2017:

Measure	Target
Comparable EBITDA	$1,025 million to $1,100 million
Comparable FFO	$765 million to $820 million
Comparable FCF	$270 million to $310 million
Canadian Coal fleet availability	81 to 83 per cent
Dividend	$0.16 per common share annualized, 15 to 17 per cent payout of FCF

M30 transalta corporation /Q3 2017

2017 Outlook Update

During the year, emerging labour constraints at our Alberta coal mine have impacted productivity at the mine, significantly reducing our coal inventory and causing coal supply constraints for our facilities in Alberta. The shortfall affected our Sundance coal-fired generating units 1 to 6 and Keephills units 1 to 3. We expect additional mining costs at our Highvale mine operations for the remainder of 2017, and a shorter-term reduction in the power generation at Sundance and Keephills, in order to rebuild our coal inventory. Also, higher productivity capital and higher distributions to non-controlling interests have negatively impacted FCF. In the second quarter we reduced the following 2017 targets: FCF target range to $270 million to $310 million from the previously announced target range of $300 million to $365 million, Comparable EBITDA from the previously announced target range of $1,025 million to $1,135 million to $1,025 to $1,100 million, and FFO from the previously announced target range of $765 million to $855 million to $765 million to $820 million.

Availability

Availability of our Canadian coal fleet is expected to be in range of 81 to 83 per cent in 2017, lower than our target during the first quarter of 2017 of 86 to 88 per cent, due to attrition, unforeseen maintenance, and other issues at the Highvale mine. Availability of our other generating assets (gas, renewables) generally exceeds 95 per cent.

Prices

For the remainder of 2017, power prices in Alberta are expected to be higher than 2016 as a result of carbon costs that increase the variable cost of generation year-over-year. However, prices can vary based on supply and weather conditions. In the Pacific Northwest, power prices for the fourth quarter are expected to be comparable to 2016. In Ontario, power prices are expected to be lower due to low demand growth and ample baseload nuclear generation as well as renewable capacity.

Contractual Profile

As a result of the Balancing Pool providing notice of its intention to terminate the Sundance B and C PPAs, effective March 31, 2018, our capacity contracted through PPAs and longer-term contracts in 2018 drops to approximately 55 per cent. As at the end of Sept. 30, 2017, approximately 92 per cent of our 2017 capacity was contracted. The average prices of our short-term physical and financial contracts for 2017 and 2018 are approximately $44 per MWh and $49 per MWh, respectively, in Alberta and approximately US$45 per MWh and US$50 per MWh, respectively, in the Pacific Northwest.

transalta corporation /Q3 2017 M31

Fuel Costs

As disclosed previously, the cost to mine coal at our Highvale mine is expected to increase due to a major dragline outage and a higher strip ratio in 2017. In addition, we incurred additional costs in the third quarter to mitigate the impact of lower productivity at our mine. These costs are expected to increase our fuel cost by an additional $2 per MWh for the remainder of 2017. Seasonal variations in coal costs at our Highvale mine are minimized through the application of standard costing.  Coal costs for 2017, on a standard cost per tonne basis, are expected to be affected lower availability of large equipment. As a result, we now expect our standard coal costs to be 21 per cent higher in 2017, up from the 12 per cent disclosed last quarter. During the third quarter, we successfully implemented a recovery plan and are on track to meet our year-end production target. The development of Pit 9 in 2018 is expected to improve our strip ratio.

In the Pacific Northwest, our US Coal mine, adjacent to our power plant, is in the reclamation stage. Fuel at US Coal has been purchased primarily from external suppliers in the Powder River Basin and delivered by rail. The delivered fuel cost is expected to increase slightly for the balance of 2017 primarily due to higher transportation costs resulting from higher expected natural gas prices.

Some of our generation from gas is sold under contract with pass-through provisions for fuel. For gas generation with no pass-through provision, we purchase natural gas from third parties coincident with production, thereby minimizing our risk to changes in prices.

We closely monitor the risks associated with changes in electricity and input fuel prices on our future operations and, where we consider it appropriate, use various physical and financial instruments to hedge our assets and operations from such price risks.

Energy Marketing

EBITDA from our Energy Marketing segment is affected by prices and volatility in the market, overall strategies adopted, and changes in regulation and legislation. We continuously monitor both the market and our exposures to maximize earnings while still maintaining an acceptable risk profile. Our revised 2017 target is for Energy Marketing to contribute between $50 million to $70 million in gross margin for the year, down from our $60 million to $70 million target in the first quarter, and below our initial target of $70 million to $90 million.

Exposure to Fluctuations in Foreign Currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar and Australian dollar by offsetting foreign-denominated assets with foreign-denominated liabilities and by entering into foreign exchange contracts. We also have foreign-denominated expenses, including interest charges, which largely offset our net foreign-denominated revenues.

Net Interest Expense

Interest expense on debt for 2017 is expected to be higher than in 2016 due mostly to the redemption premium recognized on the early redemption of the CHD debentures, which more than offset the reduction due to lower capitalized interest. During 2016, interest accruals were included relating to our Keephills 1 outage arbitration. However, changes in interest rates and in the value of the Canadian dollar relative to the US dollar can affect the amount of net interest expense incurred.

Net Debt, Liquidity, and Capital Resources

We expect to maintain adequate available liquidity under our committed credit facilities. We currently have access to $1.4 billion in liquidity, including the approximate $0.3 billion TransAlta Renewables has available on its committed credit facility. Our continued focus will be toward repositioning our capital structure and we expect to be well positioned to address the upcoming debt maturities in 2018.

M32 transalta corporation /Q3 2017

Capital Expenditures

Our major projects are focused on sustaining our current operations and supporting our growth strategy in our renewables platform.

A summary of the significant growth and major projects that were in progress in the third quarter are outlined below:

	Total Project		2017(2)	Target
	Estimated spend	Spent to date(1)	Estimated spend	completion date	Details

Project

South Hedland(3)	556	539	11	Completed July 28, 2017	150 MW combined-cycle power plant
Kent Hills 3 Wind Project(4)	39	3	1	Q4 2018	17.25 MW expansion project located in New Brunswick
Transmission	Not applicable(5)		5	Ongoing	Regulated transmission that receives a return on investment
Total	595	542	17

Cash required to fund the remainder of the South Hedland power project is expected to be funded by cash generated by our business. The Kent Hills 3 Wind project is expected to be funded by project-level borrowings.

A significant portion of our sustaining and productivity capital is planned major maintenance, which includes inspection, repair and maintenance of existing components, and the replacement of existing components. Planned major maintenance costs are capitalized as part of property, plant and equipment (“PP&E”) and are amortized either on a straight-line basis over the term until the next major maintenance event or on a unit-of-production basis. These costs exclude amounts for day-to-day routine maintenance, unplanned maintenance activities, and minor inspections and overhauls, which are expensed as incurred.

Our estimate for total sustaining and productivity capital is allocated among the following:

Category	Description	Spent to date(1)	Expected spend in 2017

Routine capital(6)	Capital required to maintain our existing generating capacity	46	80 - 85
Planned major maintenance	Regularly scheduled major maintenance	105	125 - 130
Mine capital	Capital related to mining equipment and land purchases	9	25 - 30
Finance leases	Payments on finance leases	13	15 - 20
Total sustaining capital		173	245 - 265
Productivity capital	Projects to improve power production efficiency and corporate improvement initiatives	15	20 - 25
Total sustaining and productivity capital		188	265 - 290

(1)	Represents amounts spent as of Sept. 30, 2017.
(2)	Remainder of year.
(3)	Estimated project expenditures are AUD$553 million. Total estimated project expenditures are stated in CAD$ and include estimated capital interest costs. The total estimated CAD$ spend has been revised to reflect realized foreign exchange translations. Additional expenditures of $6 million is expected to be incurred in 2018.
(4)	Total estimated project spend includes the 17 per cent related to the non-controlling interest share, which will be funded by them.
(5)	Transmission projects are aggregated and developed on an ongoing basis. Consequently, discrete project expenditures are not available.
(6)	Includes hydro life extension spend.

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While we decreased our target for sustaining capital in the second and third quarters, we increased the productivity capital expected spend for 2017, as these expenditures relate to the funding of some Project Greenlight transformation initiatives. In certain cases, payback is expected to be achieved within two years. The total expected spend on sustaining and productivity capital remains unchanged.

To date we have completed major planned outages at Sundance Unit 6, Keephills Unit 2, Keephills Unit 3, Centralia Unit 2, Sarnia and Windsor.

Significant planned major outages remaining for 2017 include the Sheerness 1 outage in the fourth quarter and a major overhaul to one of our draglines at our Highvale mine.

Lost production as a result of planned major maintenance, excluding planned major maintenance for U.S. Coal, which is scheduled during a period of economic dispatching, is estimated as follows for 2017:

	Coal	Gas and Renewables	Total	Lost to date(1)
GWh lost	940 - 950	235 - 265	1,175 - 1,215	965

Funding of Capital Expenditures

Funding for these planned capital expenditures is expected to be provided by cash flow from operating activities, existing liquidity, and capital raised from our contracted cash flows. We have access to approximately $1.4 billion in liquidity, if required. The funds required for committed growth, sustaining capital, and productivity projects are not expected to be significantly impacted by the current economic environment.

(1) As at Sept. 30, 2017.

(2) Includes hydro life extension spend.

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Accounting Changes

A. Current Accounting Changes

I. Change in Estimates – Useful Lives

As a result of the OCA with the Government of Alberta described in the Significant and Subsequent Events section of this MD&A and in our 2016 annual consolidated financial statements, we will cease coal-fired emissions by the end of 2030. On Jan. 1, 2017, the useful lives of the PP&E and amortizable intangibles associated with some of our Alberta coal assets were reduced to 2030. As a result, depreciation expense and intangibles amortization for the nine months ended Sept. 30, 2017 increased by approximately $44 million and the full year 2017 depreciation and amortization expense are expected to increase by approximately $58 million. The useful lives may be revised or extended in compliance with our accounting policies, dependent upon future operating decisions and events, such as coal-to-gas conversions.

Due to our decision to retire Sundance Unit 1 effective Jan. 1, 2018, the useful lives of the Sundance Unit 1 PP&E and amortizable intangibles were reduced in the second quarter of 2017 by two years to Dec. 31, 2017. As a result, depreciation expense and intangibles amortization for the nine months ended Sept. 30, 2017 increased in total by approximately $9 million and the full year 2017 depreciation and amortization expense is expected to increase by approximately $15 million.

Since Sundance Unit 1 will be shut down two years early, the federal Minister of Environment has agreed to extend the life of Sundance Unit 2 from 2019 to 2021. As such, we extended the life of Sundance Unit 2 to 2021 during the third quarter of 2017. As a result, depreciation expense and intangibles amortization for the three months ended Sept. 30, 2017 decreased in total by approximately $2 million and the full year 2017 depreciation and amortization expense is expected to decrease by approximately $4 million.

B. Future Accounting Changes

Accounting standards that have been previously issued by the IASB but are not yet effective, and have not been applied by us, include IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers, and IFRS 16 Leases. Refer to Note 3 of our most recent annual consolidated financial statements for information regarding the requirements of IFRS 9, IFRS 15, and IFRS 16. We continue to make progress on the implementation plan for each standard. As part of each implementation plan, a centralized project team has been created to manage project activities. A stakeholder committee has been formed to oversee the implementation process and it includes individuals from the relevant functions and business units.

With respect to IFRS 9, we are in the process of completing its assessment of the classification and measurement portion of the standard. Activities to identify and calculate impacts from the impairment portion of the standard are progressing. In addition, the review of process and disclosure requirements continues. Although work efforts continue, the impacts are not expected to be significant. Our current estimate of the time and effort necessary to complete the implementation plan for IFRS 9 extends into late 2017.

With respect to IFRS 15, we have substantially completed the review and accounting assessment of our revenue streams and underlying contracts with customers and the quantification of impacts will commence in the fourth quarter of 2017. The majority of our revenues within the scope of IFRS 15 are earned through the sale of capacity and energy under both long-term arrangements and merchant mechanisms. In addition, the review of process and disclosure requirements continues. Commentary on implementation issues specific to the power and utilities industry is in the process of being discussed and issued by standard setters in the United States.  This commentary is currently being reviewed in relation to our long-term contracts and other arrangements. We expect to use the modified retrospective method of transition. Under this method, the comparative disclosures presented in the consolidated financial statements as at and for the year ended Dec. 31, 2018 will not be restated. Instead, we will recognize the cumulative impact of the initial application of the standard in retained earnings as at Jan. 1, 2018. Our current estimate of the time and effort necessary to complete our implementation plan for IFRS 15 will extend into late 2017. It is not yet possible to make a reliable estimate of the impact IFRS 15 will have on the financial statements and disclosures.

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We are in the process of completing its initial scoping assessment for IFRS 16 and has prepared a detailed project plan. We anticipate that most of the effort under the implementation plan will occur in late 2017 through mid-2018. It is not yet possible to make reliable estimates of the potential impact of IFRS 16 on our financial statements and disclosures.

Selected Quarterly Information

Our results are seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are usually incurred in the spring and fall when electricity prices are expected to be lower, as electricity prices generally increase in the peak winter and summer months in our main markets due to increased heating and cooling loads. Margins are also typically impacted in the second quarter due to the volume of hydro production resulting from spring runoff and rainfall in the Pacific Northwest, which impacts production at U.S. Coal. Typically, hydro facilities generate most of their electricity and revenues during the spring months when melting snow starts feeding watersheds and rivers. Inversely, wind speeds are historically greater during the cold winter months and lower in the warm summer months.

	Q4 2016	Q1 2017	Q2 2017	Q3 2017

Revenues	717	578	503	588
Comparable EBITDA	374	274	268	245
Comparable FFO	228	203	187	196
Net earnings (loss) attributable to common shareholders	61	-	(18)	(27)
Net earnings (loss) per share attributable to common shareholders, basic and diluted(1)	0.21	-	(0.06)	(0.09)

	Q4 2015	Q1 2016	Q2 2016	Q3 2016

Revenues	595	568	492	620
Comparable EBITDA	268	279	248	244
Comparable FFO	243	196	175	163
Net earnings (loss) attributable to common shareholders	(7)	62	6	(12)
Net earnings (loss) per share attributable to common shareholders, basic and diluted(1)	(0.02)	0.22	0.02	(0.04)

Reported net earnings, comparable EBITDA, and FFO are generally higher in the first and fourth quarters due to higher demand associated with winter cold in the markets in which we operate and lower planned outages.

Net earnings attributable to common shareholders has also been impacted by the following variations and events:

▪	U.S. Solar and Wind acquisitions in the third quarter of 2015,
▪	a recovery of a writedown of deferred tax assets in the first and second quarters of 2016, and the second quarter of 2017,
▪	effects of unrealized losses on intercompany financial instruments that are attributable only to the non-controlling interests in the first, second, and third quarters of 2016, and unrealized gains in the first quarter of 2017,
▪	effects of the Mississauga cogeneration facility recontracting during the fourth quarter of 2016,
▪	effects of the Keephills 1 outage provision in the fourth quarter of 2017,
▪	effects of the Wintering Hills impairment charge during the fourth quarter of 2016, and the Sundance Unit 1 impairment charge during the second quarter of 2017,

(1)	Basic and diluted earnings per share attributable to common shareholders and comparable earnings per share are calculated each period using the weighted average common shares outstanding during the period. As a result, the sum of the earnings per share for the four quarters making up the calendar year may sometimes differ from the annual earnings per share.

M36 transalta corporation /Q3 2017

▪	effects of changes in useful lives of certain Canadian Coal assets during the first, second, and third quarters of 2017, and
▪	effects of an impairment of $114 million in the third quarter of 2017 on intercompany financial instruments that is attributable only to the non-controlling interests.

Disclosure Controls and Procedures

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended (“Exchange Act”), are recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

There have been no changes in our internal control over financial reporting during the three months ended Sept. 30, 2017 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as at Sept. 30, 2017, the end of the period covered by this report, our disclosure controls and procedures were effective.

transalta corporation /Q3 2017 M37

Supplemental Information

		Sept. 30, 2017	Dec. 31, 2016

Closing market price (TSX) ($)		7.30	7.43
Price range for the last 12 months (TSX) ($)	High	8.31	7.54
	Low	5.17	3.76
Adjusted net debt to invested capital(1) (%)		50.8	51.0
Adjusted net debt to comparable EBITDA(1, 2) (times)		3.6	3.8
Return on equity attributable to common shareholders(2)(%)		0.8	5.4
Return on capital employed(2)(%)		4.3	5.3
Earnings coverage(2)(times)		1.3	1.7
Dividend payout ratio based on FFO(1, 2, 3)(%)		5.9	7.8
Dividend coverage(2,3)(times)		15.3	11.5
Dividend yield(2,3) (%)		2.2	4.0
Adjusted FFO to adjusted net debt(2)(%)		19.2	17.0
FFO before interest to adjusted interest coverage(2)(times)		4.1	3.8

Ratio Formulas

Adjusted net debt to invested capital = long-term debt and finance lease obligations including current portion and fair value (asset) liability of hedging instruments on debt + 50 per cent issued preferred shares - cash and cash equivalents / adjusted net debt + non-controlling interests + equity attributable to shareholders - 50 per cent issued preferred shares

Adjusted net debt to comparable EBITDA = long-term debt and finance lease obligations including current portion and fair value (asset) liability of hedging instruments on debt + 50 per cent issued preferred shares - cash and cash equivalents / comparable EBITDA

Return on equity attributable to common shareholders = net earnings attributable to common shareholders / equity attributable to shareholders excluding AOCI – issued preferred shares

Return on capital employed = earnings before non-controlling interests and income taxes + net interest expense – earnings attributable to non-controlling interests + net interest expense / invested capital excluding AOCI

Earnings coverage = net earnings attributable to shareholders + income taxes + net interest expense / interest on debt and finance lease obligations + 50 per cent dividends paid on preferred shares - interest income

(1)	These ratios incorporate items that are not defined under IFRS. None of these measurements should be used in isolation or as a substitute for the Corporation’s reported financial performance or position as presented in accordance with IFRS. These ratios are useful complementary measurements for assessing the Corporation’s financial performance, efficiency, and liquidity and are common in the reports of other companies but may differ by definition and application. For a reconciliation of the non-IFRS measures used in these calculations, refer to the Additional IFRS and Non-IFRS Measures section of this MD&A.
(2)	Last 12 months.
(3)	On Jan. 14, 2016, we revised our dividend to $0.16 per common share on an annualized basis from $0.72 previously. The effect of the change is not reflected in these historical ratios.

M38 transalta corporation /Q3 2017

Dividend payout ratio = dividends declared on common shares / FFO - 50 per cent dividends paid on preferred shares

Dividend coverage ratio based on comparable FFO = FFO - 50 per cent dividends / cash dividends paid on common shares

Dividend yield = dividend paid per common share / current period’s closing market price

Adjusted FFO to adjusted net debt = FFO - 50 per cent dividends paid on preferred shares / period end long-term debt and finance lease obligations including fair value (asset) liability of hedging instruments on debt + 50 per cent issued preferred shares - cash and cash equivalents

FFO before interest to adjusted interest coverage = FFO + interest on debt and finance lease obligations - interest income - capitalized interest / interest on debt and finance lease obligations + 50 per cent dividends paid on preferred shares - interest income

Glossary of Key Terms

Availability - A measure of the time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.

Capacity - The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.

Force Majeure - Literally means “greater force”. These clauses excuse a party from liability if some unforeseen event beyond the control of that party prevents it from performing its obligations under the contract.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt Hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Greenhouse Gas (GHG) - Gases having potential to retain heat in the atmosphere, including water vapour, carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, and perfluorocarbons.

Megawatt (MW) - A measure of electric power equal to 1,000,000 watts.

Megawatt Hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Power Purchase Arrangement (PPA) - A long-term arrangement established by regulation for the sale of electric energy from formerly regulated generating units to buyers.

Unplanned Outage - The shut-down of a generating unit due to an unanticipated breakdown.

transalta corporation /Q3 2017 M39

TransAlta Corporation

110 - 12th Avenue S.W.

Box 1900, Station “M”

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

AST Trust Company (Canada)

P.O. Box 700 Station “B”

Montreal, Québec Canada H3B 3K3

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.682.3860

Fax

514.985.8843

E-mail

inquiries@canstockta.com

Website

www.canstockta.com

FOR MORE INFORMATION

Media and Investor Inquiries

Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.7405

E-mail

investor_relations@transalta.com

M40 transalta corporation /Q3 2017